UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G (13d-102)

Under the Securities Exchange Act of 1934
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No.    )(1)

CONTINENTAL SOUTHERN RESOURCES, INC.

(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE PER SHARE

(Title of Class of Securities)

21206610-4

(CUSIP Number)

NOVEMBER 24, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21206610-4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RAM Trading, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 2,706,200 shares of Common Stock(1)

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 2,706,200 shares of Common Stock(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,706,200 shares of Common Stock(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.3%

12.	Type of Reporting Person (See Instructions) CO

(1)                                  See Footnote in Item 4 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ritchie Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 2,706,200 shares of Common Stock(1)

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 2,706,200 shares of Common Stock(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,706,200 shares of Common Stock(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.3%

12.	Type of Reporting Person (See Instructions) OO; HC

(1)                                  See Footnote in Item 4 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RAM Capital, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 2,706,200 shares of Common Stock(1)

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 2,706,200 shares of Common Stock(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,706,200 shares of Common Stock(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.3%

12.	Type of Reporting Person (See Instructions) OO; HC

(1)                                  See Footnote in Item 4 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RAM Capital Investments, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 2,706,200 shares of Common Stock(1)

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 2,706,200 shares of Common Stock(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,706,200 shares of Common Stock(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.3%

12.	Type of Reporting Person (See Instructions) CO; HC

(1)                                  See Footnote in Item 4 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) THR, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 2,706,200 shares of Common Stock(1)

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 2,706,200 shares of Common Stock(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,706,200 shares of Common Stock(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.3%

12.	Type of Reporting Person (See Instructions) CO; HC

(1)                                  See Footnote in Item 4 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) A.R. Thane Ritchie

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 2,706,200 shares of Common Stock(1)

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 2,706,200 shares of Common Stock(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,706,200 shares of Common Stock(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.3%

12.	Type of Reporting Person (See Instructions) IN; HC

(1)                                  See Footnote in Item 4 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ritchie Long/Short Trading Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 2,706,200 shares of Common Stock(1)

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 2,706,200 shares of Common Stock(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,706,200 shares of Common Stock(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.3%

12.	Type of Reporting Person (See Instructions) CO; HC

(1)                                  See Footnote in Item 4 below.

Item 1.
(a)	Name of Issuer Continental Southern Resources, Inc. (the “Company”)
(b)	Address of Issuer’s Principal Executive Offices One Belmont Avenue, Suite 417 Bala Cynwyd, PA 19004
Item 2.
(a)	Name of Person Filing
(b)	Address of Principal Business Office or, if none, Residence
(c)

Citizenship

RAM Trading, Ltd.

c/o Caledonian Bank & Trust Limited
Caledonian House
P.O. Box 1043
George Town, Grand Cayman

Cayman Islands corporation

Ritchie Capital Management, L.L.C.
2100 Enterprise Avenue
Geneva, Illinois 60134
Delaware limited liability company

RAM Capital, L.L.C.
2100 Enterprise Avenue
Geneva, Illinois 60134
Illinois limited liability company

RAM Capital Investments, Ltd.
c/o Caledonian Bank & Trust Limited
Caledonian House
P.O. Box 1043
George Town, Grand Cayman
Cayman Islands corporation

THR, Inc.
2100 Enterprise Avenue
Geneva, Illinois 60134
Illinois corporation

A.R. Thane Ritchie
2100 Enterprise Avenue
Geneva, Illinois 60134
U.S. Citizen

Ritchie Long/Short Trading Ltd.
c/o M&C Corporate Services Limited
P.O. Box 309GT
Ugland House
South Church Street
George Town, Grand Cayman
Cayman Islands corporation

As required by Rule 13d-1(k)(1), Exhibit 1 to this Schedule 13G contains the Joint Filing Agreement entered into by each of the persons filing this joint Schedule 13G.

	(d)	Title of Class of Securities Common Stock, $.001 par value per share (“Common Stock”)
	(e)	CUSIP Number 21206610-4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 2,706,200 shares of Common Stock(2)
	(b)	Percent of class: 7.3% (The percentage beneficial ownership was calculated based on 37,142,000 shares of Common Stock outstanding.)
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote - 0 -

(2)                                  The obligation to file this Schedule 13G arose on November 24, 2003.  At no time since November 24, 2003 have the Reporting Persons been the beneficial owners of greater than 10% of the Company’s outstanding Common Stock as determined in accordance with Rule 13d of the Securities Exchange Act of 1934.  The number of shares identified in this filing represents the Reporting Persons’ current ownership of shares in the Company.

(ii) Shared power to vote or to direct the vote 2,706,200 shares of Common Stock
(iii) Sole power to dispose or to direct the disposition of - 0 -
(iv) Shared power to dispose or to direct the disposition of 2,706,200 shares of Common Stock

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group
NOT APPLICABLE

Item 9.	Notice of Dissolution of Group
NOT APPLICABLE

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2004

RAM TRADING, LTD.

By: Ritchie Capital Management, L.L.C., its Investment Manager

	By:	/s/ A.R. Thane Ritchie
		Name:	A.R. Thane Ritchie
		Title:	Chief Executive Officer

RITCHIE CAPITAL MANAGEMENT, L.L.C.

	By:	/s/ A.R. Thane Ritchie
		Name:	A.R. Thane Ritchie
		Title:	Chief Executive Officer

RAM CAPITAL, L.L.C.

By: Ritchie Capital Management, L.L.C., its Investment Manager

	By:	/s/ A.R. Thane Ritchie
		Name:	A.R. Thane Ritchie
		Title:	Chief Executive Officer

RAM CAPITAL INVESTMENTS, LTD.

By: Ritchie Capital Management, L.L.C., its Investment Manager

By:	/s/ A.R. Thane Ritchie
	Name:	A.R. Thane Ritchie
	Title:	Chief Executive Officer

THR, INC.

By:	/s/ A.R. Thane Ritchie
	Name:	A.R. Thane Ritchie
	Title:	Chief Executive Officer

/s/ A.R. Thane Ritchie
A.R. Thane Ritchie

RITCHIE LONG/SHORT TRADING LTD.

By: Ritchie Capital Management, L.L.C., its Investment Manager

By:	/s/ A.R. Thane Ritchie
	Name:	A.R. Thane Ritchie
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1	Joint Filing Agreement, dated as of February 9, 2004, among each of the Filing Persons.